Exhibit 99.41

NOTICE OF AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CENTERRA GOLD INC.

MEETING DATE AND FORMAT: WHEN: Tuesday, May 11, 2021 at 11:00 a.m. (Toronto time)	WHERE: via live audio webcast at https://web.lumiagm.com/444191289 PASSWORD: “centerragold2021” (case sensitive)

Similar to last year, and in light of the continuing COVID-19 pandemic, Centerra Gold Inc. (“Centerra”) will hold its annual general meeting of shareholders (the “Meeting”) in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

NOTICE-AND-ACCESS

Centerra is using “notice-and-access” to deliver the notice of the Meeting and management information circular dated March 26, 2021 (the “Circular”) in respect of the Meeting and its audited annual financial statements for the financial year ended December 31, 2020, along with the related management discussion and analysis (collectively, the “Materials”) to both registered and non-registered shareholders. This means that the Materials are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders.

The Materials are available at:

www.meetingdocuments.com/astca/CG

or www.sedar.com or www.centerragold.com

Under notice-and-access, instead of receiving paper copies of the Materials, shareholders of record, as of the close of business on March 26, 2021, are receiving by mail this notification containing instructions on how to vote at the Meeting and how to access the Materials electronically, together with a proxy form or voting instruction form, depending on whether the shareholder is a registered or a non-registered shareholder.

HOW TO OBTAIN PAPER COPIES OF THE MATERIALS

Shareholders may obtain paper copies of the Materials at no cost for up to one year from the date that the Circular was filed on SEDAR by contacting Centerra’s transfer agent, AST Trust Company (Canada) (“AST”) by using the contact details below. If you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date, requests should be received by April 27, 2021.

If you request a paper copy of the Materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your shares at the Meeting.

AST Trust Company (Canada)

Request Materials by:	email at fulfilment@astfinancial.com

www.meetingdocuments.com/astca/CG

phone (toll-free within Canada and the U.S.) at 1-888-433-6443; or

phone (outside Canada and the U.S.) at 416-682-3801.

VOTING

Registered Shareholders

If you are a registered shareholder, to vote at the Meeting, you must use the methods described on your enclosed form of proxy by May 7, 2021 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

Non-Registered Shareholders

If you are a non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) should carefully follow the instructions set out in your intermediary’s voting instruction form or form of proxy, as the case may be. Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by May 7, 2021 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

For further information regarding how to vote at the Meeting, please refer to the section entitled “Voting Information” in the Circular.

BUSINESS OF THE MEETING

The following items will be addressed at the Meeting:

1.	receiving the audited financial statements for the year ended December 31, 2020 and the auditors’ report thereon;

2.	the election of directors for the ensuing year;

3.	the appointment of auditors for the ensuing year and authorizing the directors to fix the remuneration to be paid to the auditors; and

4.	transacting such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

These matters are set out in detail under the heading “Business to be Transacted at the Meeting” in the Circular.

YOU SHOULD ACCESS AND REVIEW ALL OF THE INFORMATION CONTAINED IN THE CIRCULAR BEFORE VOTING.